[Letterhead of Perfect World Co., Ltd.]

November 13, 2014

VIA EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Juan Migone, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed April 29, 2014 (File No. 001-33587)

Dear Mr. Wilson and Mr. Migone:

This letter sets forth the Company’s response to the comments contained in the letter dated September 17, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F.  The comments are repeated below and followed by the response thereto.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2013 20-F.

Item 5. B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 92

1.                                      We note your disclosure of the amount of cash held in RMBI as of December 31, 2013. However, for your VIEs in China tell us the amount of cash held by the VIEs separately from cash held by other entities in China, along with any restrictions associated with cash held at both your VIEs and other entities. In addition, tell us what consideration you gave to disclosing these amounts in accordance with ASC 810-10-50-14.a.

The Company respectfully advises the Staff that as of December 31, 2013, the cash held by its consolidated VIEs amounted to RMB324.7 million. Same as the Company’s PRC subsidiaries, the Company’s VIEs are subject to restrictions in transferring their net assets.  As of December 31, 2013, restricted net assets of the Company’s VIEs totaled RMB54.2 million, including RMB16.5 million registered capital and RMB37.7 million statutory reserves.

In response to the Staff’s comment, the Company will disclose the amount of cash held by its consolidated VIEs separately in its future Form 20-F filings and will revise the disclosures under note 27 currently on page F-63 of the 2013 20-F, with appropriate updates, as follows (the revised part is italic and underlined) to meet the disclosure requirements in accordance with ASC810-10-50-14.a:

“Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund (see Note 3-(23)) requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to approximately RMB885.1 million or 19.6% of the Company’s total consolidated net assets as of December 31, 2013. Of the total restricted net assets, RMB830.9 million was attributed to the Company’s PRC subsidiaries and RMB54.2 million was attributed to the Company’s VIEs. The Company requires cash resources from its PRC subsidiaries and VIEs to pay dividends to the Company’s shareholders. There were immaterial undistributed retained earnings by the equity accounted investees in the consolidated retained earnings because majority of them have been loss making.”

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions

Contractual Arrangements with PW Network, PW Digital and Perfect Moment and their Equity Owners, page 106-108

2.                                      We note that the Networks Development Cooperation Agreements as well as the Call Option Agreements with your VIE entities may be early terminated by either party. In addition, we note that the Exclusive Technology Support and Service Agreements may be terminated by either party due to the other party’s insolvency or similar circumstances. In this regard, while you have operating agreements with your VIE entities, it appears that these three aforementioned agreements could be critical to your business operations. As such, please tell us how you considered the fact that these contract may be early terminated, by either party, in arriving at the conclusion that you control the VIE entities. In particular, it appears that these termination rights may, in substance, represent kick-out rights. Please advise and tell us how you determined that you have the power to direct the activities of the operating company that most significantly impact the VIE’s economic performance over the life of the operating company.

In light of the Staff’s comment, the Company has reviewed the termination clauses in the Exclusive Technology Support and Service Agreement, the Development Cooperation Agreement and the Call Option Agreement with each of the Company’s three major VIEs (PW Network, PW Digital Technology and Perfect Moment).  The Company believes that none of these VIEs has the right to unilaterally terminate these agreements.  Article 7 of the Exclusive Technology Support and Service Agreement and Article 9 of the Call Option Agreement explicitly provide that other than the Company’s wholly owned subsidiary (the “WFOE”), no party has the right to unilaterally terminate the agreements.  Although the Exclusive Technology Support and Service Agreement will be automatically terminated if any party thereto enters bankruptcy or becomes insolvent pursuant to Section 7.1 thereunder, this clause does not grant the VIEs any right to unilaterally terminate the agreement.  Section 7.2 of the Exclusive Technology Support and Service Agreement provides that within the valid term of this Agreement, the VIE shall not terminate this agreement. If the VIE breaches the agreement, the WFOE is entitled to liquidated damages of RMB2 million and compensation of all losses thus incurred as well as the service fee of the services already completed by the WFOE, but this clause does not provide the VIE with the right to terminate the agreement unilaterally.  Additionally, the Development Cooperation Agreement does not entitle any party to terminate the agreement unilaterally.  The Company respectfully refers the Staff to Annex A attached hereto for an excerpt of the relevant sections of the agreements between PW Software and PW Network, which are the same as the terms under PW Software’s agreements with Perfect Moment as well as the terms under PW Game Software’s agreements with PW Digital Technology.

In addition to the foregoing, the contractual arrangements among the Company’s WFOEs, VIEs and their respective shareholders employ mechanisms to ensure that the Company, through its WFOEs, keeps control over the VIEs, and to prevent the default on the part of the VIEs and their respective shareholders.

Pursuant to the Business Operation Agreement, each VIE’s shareholders must elect or cause to elect persons designated by the respective WFOE as the VIE’s directors or executive officers.  Also, each shareholder of the VIEs has granted the respective WFOE a Power of Attorney, giving the WFOE all the rights held by such shareholder as related to the respective VIE, including the voting rights and the rights to direct the transfer of the shareholder’s equity interest in the VIE in whole or in part. As a result, the Company, through WFOEs, has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, including but not limited to the VIEs’ compliance with and performance of the VIE agreements.

The Equity Pledge Agreement has provided additional assurance of the VIEs’ and their shareholders’ performance of their obligations under the VIE agreements. If any of the VIEs or their shareholders breaches the contractual arrangements, the respective WFOE would exercise its rights under the Equity Pledge Agreement, including the right to remove the breaching shareholder by initiating the sale of the pledged equity interests.  The Company believes that this removal right effectively prevents the default on the part of the VIEs’ shareholders.

Pursuant to ASC 810-10-20, a kick-out right is an “ability to remove the reporting entity with the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.” Considering that the VIEs have no unilateral termination rights of the VIE agreements, plus that the rights granted to the Company under the Business Operation Agreement, Power of Attorney and Equity Pledge Agreement as discussed above, the Company believes that the VIEs do not have the ability to remove the Company’s power to direct their activities through WFOEs, and thus do not possess such kick-out right.

In response to the Staff’s comment, the Company proposes to revise the relevant disclosures as follows and include the revised disclosure in its future Form 20-F filings (the revised part is italic and underlined):

“Exclusive Technology Support and Service Agreement.  Under the exclusive technology support and service agreement between PW Software and PW Network, PW Software has the exclusive right to provide to PW Network technical support and services related to PW Network’s online game operations.  PW Software owns the intellectual property rights developed by either PW Software or PW Network in the performance of this agreement.  PW Network pays PW Software quarterly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, contents and value of the technical services provided by PW Software as well as the market price of similar services.  This agreement is effective until March 9, 2024. PW Software may early terminate this agreement by providing a 30-day prior notice to PW Network, while PW Network has no right to early terminate this agreement.  If any party enter bankruptcy or becomes insolvent, this agreement will be automatically terminated.

Development Cooperation Agreement.  Under the development cooperation agreement between PW Network and PW Software, which was further revised in April 2008, PW Network exclusively engages PW Software to develop software for PW Network’s operations.  PW Network and PW Software jointly own the intellectual property rights developed by PW Software and shares the proceeds from such rights on an agreed percentage.  PW Network pays PW Software monthly service fees, the amount of which is determined by PW Software and PW Network based on the complexity, time spent, cost, contents and value of the development work done by PW Software as well as the market price of similar work.  This agreement is effective until March 9, 2024 and can be early terminated by mutual agreement of the parties.

Call Option Agreement.  Under the call option agreement among the equity owners of PW Network, PW Network and PW Software, the equity owners of PW Network irrevocably granted PW Software or its designated person an exclusive option to purchase from PW Network’s equity owners, to the extent permitted under PRC law, all or part of the equity interests in PW Network for the higher of (i) RMB10,000 or (ii) the minimum amount of consideration permitted by the applicable law.  PW Software or its designated person has sole discretion to decide when to exercise the option.  This agreement is effective until March 9, 2024.  PW Software may early terminate this agreement by providing a 30-day prior notice, while other parties have no right to terminate this agreement without a consensus of the parties involved.”

Consolidated Financial Statements

Note 2. Variable Interest Entities, page F-10

3.                                      Tell us what consideration you gave to disclosure of the operating, investing and financing cash flows of your VIEs for each period presented. Tell us if there are any VIE related party transactions and any intercompany payables due to the WFOEs by your VIEs. Please provide the foregoing information supplementally in your response along with your consideration of disclosure. In this regard, tell us how your disclosures comply with ASC 810-10-50 - 2AA.d, and 3.bb.

In response to the Staff’s comment, the Company proposes to add the following table, with appropriate updates, in its future Form 20-F filings to disclose the cash flows of the Company’s VIEs. The operating, investing and financing cash flows of the Company’s VIEs for the years ended December 31, 2011, 2012 and 2013 are listed in the table below:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Net cash provided by operating activities	318,146,446	214,053,830	322,824,505
Net cash provided by / (used in) investing activities	250,027,413	(653,241,422)	(440,288,638)
Net cash (used in) / provided by financing activities	(240,054,136)	(191,123,213)	272,077,345
Net increase / (decrease) in cash and cash equivalents	328,119,723	(630,310,805)	154,613,212
Cash and cash equivalents at beginning of the year	472,235,199	800,354,922	170,044,117
Cash and cash equivalents at end of the year	800,354,922	170,044,117	324,657,329

The Company respectfully advises the Staff that, the material related party transactions between the VIEs and the WFOEs are the technical support and services provided by the WOFEs to the VIEs for the operations of the Company’s online games which were eliminated in the Company’s consolidated financial statements. The Company has disclosed the amount of the related party transactions between the VIEs and the WOFEs in Note 2 (3) on page F-13 of the 2013 20-F.

As of December 31, 2012 and 2013, the intercompany payables related to online game technical support and services fees due to the WFOEs by the VIEs amounted to RMB101,655,400 and RMB111,866,713, respectively, which were eliminated in the Company’s consolidated financial statements. The Company will disclose the intercompany payables due to WOFEs by the VIEs in its future Form 20-F filings, if the amounts are material.

With the added disclosures in the future Form 20-F filings as discussed above, the Company believes the disclosures comply with ASC 810-10-50-2AA.d and 3.bb.

4.                                      Please tell us if there are VIEs’ assets that serve as collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. In addition, tell us if there are creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Please tell us how your disclosures comply with ASC 810-10-50-8.b.and c. and 50-14b.

The Company respectfully advises the Staff that, under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. As the Company is conducting its online game business mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In response to the Staff’s comments, the Company will add above VIE related disclosure in its future Form 20-F filings. Along with the added disclosures which were discussed in the response to comment No. 3, the Company believes the disclosures comply with ASC 810-10-50-8.b.and c. and 50-14b.

5.                                      It appears that your disclosures in this note replicate the disclosures provided on pages 106 through 108 of Item 7. In this regard, please consider expanding your disclosures to provide addition insight into the impact of the termination provisions on the power and economics of your VIE agreements. Alternatively, tell us how you current disclosures comply with ASC 810-10-50-12.a.

The Company respectfully refers the Staff to its response to comment No. 2 above for a discussion on the termination clauses in the Exclusive Technology Support and Service Agreement, the Development Cooperation Agreements and the Call Option Agreements. The Company believes that the revised disclosures that the Company proposes to include in its future Form 20-F filings, as discussed in the response to comments No. 2, 3, and 4, comply with ASC 810-10-50-12.a.

Note 6. Fair value measurement, page F-29

6.                                      Your fair value disclosures, on page F-30, indicate that you estimate the fair values of other short-term receivables and payables as well as prepayments and other assets, long-term deferred revenues and other long-term liabilities using Level 3 valuation techniques. Please explain why the amounts determined using Level 3 valuation techniques are not presented within the fair value table. In this regard, please consider revising future filings to include the amounts determined using Level 3 measurements techniques within the table. In addition, consider providing a discussion of changes to your fair value measurement techniques as well as the movement of amounts from one Level to another, including the reasons for such changes or movements. Please refer to and tell us how you addressed the disclosure guidance in ASC 820-10-50.

The Company respectfully advises the Staff that other short-term receivables and payables, prepayments and other assets, long-term deferred revenues and other long-term liabilities are not measured at fair value but rather disclosed at fair value in the footnote disclosure. As stated in page F-30 in the Company’s 2013 20-F that the fair values of these assets and liabilities approximate their carrying amounts. Since the carrying amounts were already presented in the face of the Company’s consolidated balance sheets, the Company considered no need to repeatedly present the carrying amounts and the fair values which approximated the carrying amounts in the fair value table. Based on the results of the Company’s research, it appears common for a public company to include such a statement if the fair values of financial instruments approximate the carrying amounts, as opposed to disclosing the amounts within the table. If the fair values become materially different from the carrying amounts, the Company will present the amounts in the fair value table in the Company’s future Form 20-F filings.

There were no changes to the fair value measurement techniques, or movement of amounts from one Level to another for the years ended December 31, 2012 and 2013. Therefore, the Company believes its disclosures meet the requirements in ASC 820-10-50.

Note 14. Goodwill, page F-44

7.                                      We note that you recognized an impairment charge primarily associated with your C&C Media reporting unit, a Japanese subsidiary within the International segment. While you indicate that all goodwill arising from the acquisition of C&C Media in April 2010 is now fully impaired, in light of the losses incurred within your international segment during 2013, please consider revising your critical accounting disclosures to include a discussion of the percentage by which fair value exceeds the carrying value of goodwill within the International segment. In addition, please revise future filings to disclose the key assumptions used to determine the fair value of your reporting units, and to include a discussion of the degree of uncertainty associated with those key assumptions. Your discussion regarding uncertainty should provide specifics to the extent possible and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively impact the key assumptions.

In response to the Staff’s comment, the Company will include the following disclosures in its future Form 20-F filings to discuss the percentage by which fair value exceeds the carrying value of goodwill within the International segment:

“As a result of the impairment tests conducted on November 30, 2013, for International segment (except for C&C Media, which was fully impaired in 2013) the percentage by which fair value exceeds carrying value of goodwill was approximately 19.5%.”

The Company will expand the disclosure in its future Form 20-F filings as follows to disclose the key assumptions used to determine the fair value of the Company’s reporting units, and to disclose a discussion of the degree of uncertainty associated with those key assumptions:

“The fair value of each reporting unit is estimated using a discounted cash flow method. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, and assumptions that are consistent with the plans and estimates being used to manage the Company’s business, determining appropriate discount rates, estimation of the long-term rate of growth for the Company’s business, estimation of the duration over which cash flows will occur, determination of the Company’s weighted average cost of capital, and terminal value. The estimates of fair value of a reporting unit result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.”

In addition, the Company proposes to include the following sensitivity assessment on certain key assumptions, with appropriate updates, in the Item 5. Operating and financial review and prospects in its future Form 20-F filings:

“Sensitivity assessment of certain key assumptions for the reporting units is presented below:

•                  Discount rate assumptions. A hypothetical percentage increase of 9.8%, 6.2% and 2.2%, respectively, in the discount rates for the reporting units of Runic Games, US online game business and Unknown Worlds, holding all other assumptions constant, would not have decreased the fair value of the reporting units below their respective carrying value.

•                  Long-term growth rate assumptions. A hypothetical percentage decrease of 46.5%, 22.3% and 9.9%, respectively, in the long-term rate of growth for the reporting units of Runic Games, US online game business and Unknown Worlds, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below their carrying value.”

*                                         *                                         *                                         *

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at (+86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4863.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:                 Robert Hong Xiao, Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Vincent Cheuk, PricewaterhouseCoopers Zhong Tian LLP, Beijing

Annex A

Exclusive Technology Support and Service Agreement

7.1 Should either party be involved in any of the following situations, this Agreement shall be automatically terminated, i.e. it files a petition for bankruptcy, or is declared to be bankrupt or has a petition for bankruptcy filed, or is insolvent or wound up.

7.2 Within the valid term of this Agreement, Party B (PW Network) shall not terminate this Agreement prematurely. Otherwise, Party B shall pay liquidated damages of RMB2 million to Party A (PW Software) and compensate all losses thus incurred to Party A, together with the service fee of the services already completed by Party A. Party A is entitled to terminate this Agreement at any time by giving a written notice 30 days in advance to Party B. Where Party B’s default results in the premature termination of this Agreement by Party A, Party B shall pay liquidated damages of RMB2 million to Party A and compensate all losses thus incurred to Party A.

7.3 Within the valid term of this Agreement, Party A may terminate this Agreement by giving a notice 30 days in advance to Party B.

Development Cooperation Agreement

7.1            Within the valid term of this Agreement, if Party A (PW Network) terminates this Agreement prematurely without good reasons, it shall compensate all losses thus incurred to Party B (PW Software), along with the royalty of already completed services.

7.2            This Agreement may be terminated by a mutual consent.

Call Option Agreement

Article 9 Effectiveness

This Agreement shall come into effect after it is signed by the Parties until March 9, 2024.

Notwithstanding the foregoing provision, Party A (PW Software) may terminate this Agreement by giving a notice 30 days in advance to the other parties. No other party may terminate this Agreement if the Parties do not reach a unanimous consent through negotiations.